

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 13, 2010

By U.S. Mail and Facsimile to: (212) 455-2502

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

      Re: Doral Financial Corporation
              Registration Statement on Form S-4
              Filed December 22, 2009
              File No. 333-163917

Dear Mr. Wahlman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   We note that each series of noncumulative preferred stock subject to the exchange offer is registered under Section 12(g) of the Exchange Act. Please tell us, with a view towards revised disclosure, if the company intends to terminate the Section 12(g) registration of any such series following the closing of the exchange offer.

If the company does intend to terminate the Section 12(g) registration of any of such series, or would be eligible to do so, please confirm that in connection with the exchange offer, you will comply with Rule 13e-3, including the filing of a Schedule 13E-3.

2.   Please confirm that you will file a Schedule TO-I in connection with this exchange offer on the date of commencement. Refer to Rule 13e-4(c)(2).

3.   We note that certain information has been left blank throughout the prospectus, including, for example, the exchange offer consideration for each share of preferred stock tendered. Please revise to include this information in your next amendment or tell us when you intend to do so.

Special note regarding forward-looking statements, page 1

4.   We note your disclosure that "Doral does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements." This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure in connection with your exchange offer materially changes. Therefore, please revise this disclosure accordingly.

Cover Page of Prospectus

5.   Based on the disclosure on the cover page and in the summary section, it is unclear if the "exchange value" or the "exchange ratio" will be fixed. Please revise to clarify. Please also revise the table on the cover page to disclose, by footnote or otherwise, that the information in either the "Common shares" or "Exchange value" column is not fixed, is based on information as of the date of the prospectus and will likely be different at the time the exchange is consummated. Please also disclose the assumptions underlying any calculation that is subject to fluctuation.

Questions and answers about the exchange offer, page 4

General

6.   Revise to add a question captioned, "Do holders of the securities have any conversion, redemption, or other rights resulting from the failure to pay dividends or from any other provisions in the certificates of designations for each of the securities?" If so, provide sufficient disclosure to enable a holder to determine an approximate value that may be received upon the exercise of any rights they may

have.

What will I receive in the exchange offer if I tender…, page 5

7.   Please revise to disclose how the proration factor will be implemented. Please
        discuss, in particular, whether you will return fractional shares of preferred stock
        or you will round up or down.

Are we making a recommendation regarding whether you should tender…, page 7

8.   Please revise to disclose that you have not retained, and do not intend to retain,
        any unaffiliated representative to act solely on behalf of the holders of the
        preferred stock for purposes of negotiating the exchange offer or preparing a
        report concerning the fairness of the exchange offer.

Executive Compensation, page 239

9.   Please revise the executive compensation section to include disclosure for the
        2009 fiscal year. Refer to Regulation S-K Compliance and Disclosure
        Interpretation 217.11.

The exchange offer, page 248

Conditions of the Exchange Offer, page 251

10.   You state that one of the conditions of the exchange offer is that shareholder
        approval shall have been received for the issuance of the common stock pursuant
        to the terms of the prospectus. You do not, however, discuss this shareholder
        approval requirement elsewhere in the prospectus. Please tell us, with a view
        towards revised disclosure, what the company's shareholders must approve and
        when the company anticipates seeking such approval.

11.   We note your disclosure in this section where you refer to "financial or
        otherwise." Please revise to clarify what you mean by "otherwise" so that
        security holders will have the ability to objectively determine whether each
        condition has been triggered.

12.   We note your disclosure relating to your failure to exercise any of the rights
        described in this section. Note that when a condition is triggered and you decide
        to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and
        the number of days remaining in the offer, you may be required to extend the
        offer and re-circulate new disclosure to security holders. You may not, as this

language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

13.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Compliance with Securities Laws, page 257

14.   We note your disclosure that if you become aware of "any jurisdiction" where the exchange offer or acceptance of shares would not be in compliance with that jurisdiction's applicable law, you may not make the exchange offer in that jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Exhibit 1.1

15.   Please tell us your basis for redacting section 5 of this agreement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: D. Rhett Brandon
        Arjun Koshal
        Simpson Thacher & Bartlett LLP
         (By facsimile)